June 25, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:  Kristi Marrone / Daniel L. Gordon

RE: Omega Healthcare Investors, Inc.
Form 10-K
Filed February 27, 2012
File No.  001-11316

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. (“Omega”), I am responding to the comments received from your office by letter dated June 15, 2012 (the “June Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”).

I have restated and responded to your comments in the June Letter below.  Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K.  All page references (excluding those in the headings and the staff’s comment) refer to pages of the Form 10-K.

Form 10-K for the year ending December 31, 2011

General

1.	Comment: Please tell us if management considers same store net operating income to be a key performance indicator. We may have further comments.

Response: Management does not consider same store net operating income to be a key performance indicator and as a result the Company has not historically tracked or reported same store net operating income.  Since 100% of the Company’s properties are covered by long-term, triple-net leases or mortgages, same store net operating income is not a meaningful performance measure.

2.
Comment: In future Exchange Act periodic reports, please revise your disclosure relating to your equity shelf program to provide, in the relevant period, the amount of securities sold, the average price per security and/or gross proceeds, net proceeds or expenses and commissions, use of proceeds, and the amount remaining in the program.

Response: In future filings, the Company will modify its disclosure to include the information requested regarding the equity shelf program.

Item 2- Properties, page 28

3.
Comment: In future Exchange Act periodic reports, please revise your disclosure to provide a schedule of lease expirations for each of the ten years starting with the period in which the report is filed, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases. In the alternative, please advise us why such disclosure is not material.

Response: In future filings, the Company will modify its disclosure to include (i) the number of tenants whose leases will expire, (ii) the annual rental represented by such leases, and (iii) the percentage of gross annual rental represented by such leases.

The Company leases long-term care facilities to licensed operators under long-term, triple-net leases.  The Company notes that its leases and rents thereunder are not based on square footage, nor are they negotiated on the basis of square footage.  As such, the disclosure of square footage data is not relevant or meaningful, and the Company respectfully submits that it not be required to provide such disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

4.
Comment: We note your disclosure on page 28 that overall occupancy rate of the facilities was 84% at December 31, 2011. In future Exchange Act periodic reports, please revise your disclosure to include historical same store occupancy levels and average market rents trends.

Response: In Form 10-K future filings, the Company will include historical occupancy levels for the prior year.  The occupancy rate is provided by the operators and is calculated as the average occupancy rate that the facility operators (i.e., lessees) experienced for the period.  The Company further notes that it has triple-net leases with all of its operators and therefore the facility occupancy rate does not impact the Company’s revenue or cash flow.

In understanding the Company’s use of the term occupancy rate, it is important to note that all of the Company’s real estate investments are long-term care facilities and rehabilitation hospital investments, either in the form of purchased facilities that are leased to operators under long-term, triple-net leases, or, mortgages on facilities that are operated by the mortgagors or their affiliates.  Revenues in the form of rental income are received directly from the tenant based on the terms of the lease and are generally fixed amounts, with annual escalators, subject to certain limitations.  Since rent and mortgage payments due to the Company do not vary at all based on the occupancy level that the facility operator experiences, occupancy information is not a measure of the Company’s financial or operating performance. This is in contrast to most other real estate companies (including many healthcare REITs with substantial medical office building investments) for whom occupancy rate signifies the portion of the portfolio leased or generating revenue.

As used by Omega, occupancy rate does not mean the percentage of our properties under lease or mortgage in favor of  Omega (100%), but rather refers to the occupancy levels our tenants and mortgagees experience on the properties which we lease to them or finance. Since occupancy level is not a measure of the Company’s financial or operating performance but rather supplemental information regarding our operators, the Company will provide occupancy information on a portfolio rather than “same property” basis.  In future filings we will also clarify that occupancy information refers to the beds filled by our tenants/operators rather than the portion of our properties under lease or mortgage.

As noted above, our leases are long-term, triple-net leases for one or more long-term care facilities with terms of 5 to 15 years.  As such, the disclosure of trends in market rents is not relevant or meaningful, and the Company respectfully submits that it not be required to provide such disclosures.  However, in future filings the Company will discuss trends the Company has observed on new and renewed leases to the extent material.

5.	Comment: In future Exchange Act periodic reports, please revise your disclosure to describe how you monitor the credit quality of your operators, and identify any material changes in such quality.

Response: In future filings, the Company will describe how it monitors the credit quality of its operators and will identify material changes in such quality, if applicable.

In connection with the forgoing response, we hereby acknowledge that:

•	The company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in the response to the staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contact us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (410) 427-1700.  Our fax number is (410) 427-8800.

Omega Healthcare Investors, Inc.

		By:	/s/ Robert Stephenson
Robert O. Stephenson
Chief Financial Officer

Enclosures

cc:	Taylor Pickett
Michael Ritz
Rick Miller
Eliot Robinson

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